Mail Stop 0408

      January 25, 2006


By U.S. Mail and Facsimile to (212) 997-4242

John Sifonis
President
Trulite, Inc.
Three Riverway
Suite 1700
Houston, Texas 77056

Re:	Trulite, Inc.
	Registration Statement on Form 10-SB
      Filed December 23, 2005
	File No. 0-51696

Dear Mr. Sifonis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1 - Description of Business, page 2

1. Please revise this section throughout to make it more readily comprehensible to the average investor.  There are numerous
instances
where the discussion could be reorganized or statements could be
fleshed out slightly to aid in clear understanding.    The
following
comments attempt to point out certain areas where a fuller explanation would be helpful, but you should not necessarily limit your revisions to these specific areas.

2. Please disclose the history of Trulite Technology, LC. We note the brief disclosure at the beginning of the MD&A section. Please provide a fuller discussion here, including the nature of the funding provided by the "two governmental agencies," the identification of those agencies, the circumstances under which the funding was provided, and whether the company still intends to produce products for the U.S. military.

3. Please provide a clear business plan in the form of milestones, indicating the specific steps needed to make the company operational and successful, the timing of those steps in weeks, months, or quarters, the costs, the source of funds and the expected date of first revenues. The business plan should be historical as well as forward looking and should indicate where the company currently stands with respect to its plan.

Business Development, page 2

4. In the second paragraph you state that the company has partnered with other fuel cell companies; please identify them.

Business of Issuer, page 2

5. It is not clear why the company`s primary goal would be to produce a product that "unequivocally proves" that fuel cells are superior to batteries. This seems to be a fairly abstract purpose. Please revise to clarify this language.

6. It is difficult to tell from your discussion exactly at what stage
your HydroCell product is currently.  Please revise here and elsewhere, as appropriate, to clarify your meaning when you say that
the company is "well-positioned to deliver end-user
applications...."

7. When you discuss sales and delivery to related parties, such as Synexus, please state this relationship clearly.

8. We note your discussion beginning on page 16 regarding the risk of reliance on third parties. It appears that much of this information is pertinent to your Business discussion. Please revise to include this information, as appropriate, identifying the academic institutions.

9. Please provide a broad discussion of the alternative energy source/fuel cell industry, how extensive it is, where it is headed, and where the company locates itself in this industry. We note in this regard the statement on page 19 that many governments have made the development of fuel cells a priority.

Products, page 2

10. Please discuss the issue of price with respect to your marketing your products and competing products. We note the risk factor discussion on page 16.

Distribution and Sales, page 4

11. Clarify what is meant by "alliance partners and oil field service companies."

Market Opportunity, page 5

12. Clarify the statement that the HydroCell will "outlast" traditional battery power.

13. What are the bases for your statements in the final sentence regarding growth in your potential markets? Are these statements based on specific sources? If so, please send us copies of those sources, and mark them to indicate clearly where the statistics provided in the disclosure are found.

Industrial Remote Monitoring, page 5

14. Clarify the basis for the statement that your product "has the reliability critical to this industry."

Utilize Strategic Partners, page 7

15. Please revise to clarify the following:
* What is the nature of the "directed research projects" and what are the "selected academic institutions," and what do you mean by "partnering"?
* What do you mean by "strategic partners," i.e., what would be the nature of these partnerships?
* How does entering into a "strategic partnership" with Synexus avoid the need of the company to be "beholden to any fuel cell provider"?
Isn`t the company dependent on Synexus?
* You later suggest that you may acquire Synexus. Please disclose fully the status of your plans in that regard.

Professional, Efficient Execution, page 7

16. What is the basis for the statement that the stated set of principles will "ensure successful execution"?



Competition, page 8

17. With respect to the last sentence of the second paragraph, please clarify in what ways the HydroCell`s performance was determined to be
"superior" to MCEL`s.

Employees, page 9

18. The section that begins "reports to security holders" appears to be out of place. Please revise or advise.

19. Your bylaws provide for annual meetings. As a 1934 Act registrant, you will be required to send annual reports and proxy statements for those meetings. Please reconcile your statements in this regard with the Proxy Rules.

20. Please clarify how many of your employees are currently involved with research, development, marketing, and so on.

Risk Factors, page 14

21. We note in your introductory paragraph the statement that there may be other risks to investing the company apart from those discussed in this section. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

Management`s Discussion and Analysis or Plan of Operation

Critical Accounting Policies, page 14

22. Refer to Section V of Release Nos. 33-8350/34-48960 and revise this section to address the following for your critical accounting policy:
* Specifically identify why each policy is considered critical by management.

* Discuss if you could have selected estimates in the current period that would have had a materially different impact on your financial presentation.

* Discuss why your accounting estimates bear the risk of change and describe the potential impact on your financial statements.

* Discuss how accurate your estimates and assumptions have been in the past and how much they have changed in the past.

* Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

23. Please include all accounting policies that affect estimates that could have a material effect on your financial results, including but not limited to your accounting policies for recoverability of unpatented technology and share based payments. Alternatively, tell us why such disclosures are not required.

There may be conflicts of interest..., page 15

24. Please revise to clarify the nature of the potential conflicts and the risks involved. In particular, explain why there is a material risk that management may compromise its fiduciary duties to stockholders.

25. The second paragraph of this risk factor appears to be out of place. Please revise as necessary.

Changes in environmental policies..., page 19

26. Clarify the nature and potential impact of governmental regulations.

Control by management, page 20

27. Please revise to state that the 54.38% of the shares are owned by
Mr. Shurtleff.

28. Discuss the voting rights agreement between Trulite and CCP.

Description of Property, page 21

29. Please disclose the company`s plans with regard to the expiration of the lease.

Security Ownership of Certain Beneficial Owners and Management,
page
21

30. Please revise the table to show that John Berger is a beneficial owner of the shares held by Contango Capital Partners.

Directors, Executive Officers, Promoters and Control Persons, page
23

31. In John Berger`s biographical sketch, please clarify the statement that he served as an advisor to the FERC. In what capacity did he advise them?

32. Please explain the term Audit Committee Financial Expert.
Does
Mr. Thompson qualify as a financial expert under the Commission`s rules?

33. Please revise to state, if true, that Mr. Shurtleff has committed to spend one half of his business time to the company.

34. Please disclose the material terms of the employment agreements filed as exhibits.

35. Please disclose the material terms of the stock option plan.

Certain Relationships and Related Transactions, page 27
36. Please revise MD&A to specifically disclose and discuss that sales revenues generated to date have resulted from transactions with related parties.
37. Please revise here and in the footnotes to the financial statements to disclose how you account for amounts received from Synexus, including the basis for your accounting.

Description of Securities, page 28

Preferred Stock, page 28
38. Please revise your disclosure of the conversion terms of your preferred stock to disclose what any adjustments to the conversion price of the stock would be.
39. Please revise this section to disclose the triggering events, as referenced on page 30, that could result in the conversion of these securities.

Recent Sales of Unregistered Securities, page 32

40. Please disclose the exemption claimed in the transaction discussed.

Financial Statements of Trulite Technology, LC, beginning on page
F-2
41. Please have the independent accounting firm revise its report pursuant to AS 1 issued by the PCAOB.







Financial Statements
General

Trulite Technology, LC Financial Statements, page F-2

General
42. Please revise to provide all of the disclosures required by paragraph 5 of APB 12, both here and in the Trulite, Inc.
financial
statements.

Note B - Summary of Significant Accounting Policies, page F-7
43. Please tell us the GAAP literature you relied on to record your grant revenue net with your research and development expenditures. Also revise here and in the Business section to disclose all material terms of the grant.

Trulite, Inc. Financial Statements, page F-10

Note C - Business Combination, page F-17
44. Please revise to disclose how you determined the value of the shares issued in this transaction.
45. Please revise to disclose how you considered paragraph 11 of SFAS
141 and EITF 02-5 in determining that purchase business combination accounting was appropriate for this acquisition. Provide us a schedule of the owners Trulite Technology LC, including the ownership percentages, and of the majority shareholders of Trulite, Inc., including the ownership percentages, immediately after the acquisition.
46. Please revise to disclose the value assigned to both the common and preferred shares issued in this transaction and the number of common shares into which the preferred shares where convertible when issued.
47. Please revise to disclose the method(s) used to determine the fair value of the acquired assets and liabilities.
48. Please revise here and in the front of the document to disclose the specific nature of the unpatented technology recorded as an asset in this acquisition, including how it will be used to generate income in the future.

49. Please revise to disclose how you considered the guidance of paragraph 11 of SFAS 142 in determining that your unpatented technology qualifies for an indefinite useful life. Be specific.
Also, disclose how you consider recoverability.

Note F - Series A Preferred Stock
50. Please revise to disclose how you have accounted for the accrued dividends on these shares.

Note I - Common Stock Options, page F-19
51. Please revise to include the pro forma disclosures required by paragraph 45 of SFAS 123 as amended by SFAS 148. We note that you assert that the net loss for the nine months ended September 30, 2005 would not have changed, however we believe these disclosures are important.

Note K - Net Loss Per Share, page F-20
52. Please revise to include the disclosure requirements of paragraph
40(c) of SFAS 128.


*      *      *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or Paul Cline, Senior Accountant at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at
(202) 551-3698 with any other questions.

								Sincerely,



Mark Webb
Legal Branch Chief

cc:	David N. Feldman, Esq.
	Feldman Weinstein LLP
	420 Lexington Avenue, Suite 2620
	New York, New York 10170

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John Sifonis
Trulite, Inc.
January 25, 2006
Page 9